FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 03, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

The Royal Bank of Scotland Group plc (the "Company") announces that, on 29 March 2018, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.rbs.com.  The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge.  Requests may be made by writing to the Chief Governance Officer and Board Counsel, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

The Company's XBRL data is also available to view on the Company's website at www.rbs.com.

Aileen Taylor
Chief Governance Officer and Board Counsel
3 April 2018

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 03 April 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary